Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock Code: 2628)
Announcement on Resolutions of the Fourteenth Meeting of the Third Session of the Board of Directors
China Life Insurance Company Limited (the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
The fourteenth meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on August 23, 2011 at the conference room located on Floor A18 in China Life Plaza. The directors were notified of the Meeting by way of a written notice dated August 9, 2011. All of the Company’s 11 directors, Yuan Li, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji, Bruce D. Moore and Anthony Francis Neoh, independent directors of the Company, attended the Meeting. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yuan Li. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1. Approved the A Share Interim Report for the First Half of 2011 (the “A Share Interim Report”), the H Share Interim Report for the First Half of 2011 (the “H Share Interim Report”) of the Company and relevant summaries.
After review and discussion, the Board approved the A Share Interim Report, the H Share Interim Report, Summary of the A Share Interim Report, the Announcement of Unaudited Interim Results for the Six Months Ended June 30, 2011, the Interim Financial Report for the First Half of 2011 and issues such as modification of accounting estimates referred to therein.
Voting result: 11 for, 0 against, with no abstention
2. Passed the Proposal on the Solvency Report for the Six Months Ended June 30, 2011.

Commission File Number 001-31914
Voting result: 11 for, 0 against, with no abstention
3. Passed the Proposal on the Review of the Internal Audit Work of the Company.
Voting result: 11 for, 0 against, with no abstention
4. Passed the Proposal on the Interim Rules on the Overall Risk Management of the Company.
Voting result: 11 for, 0 against, with no abstention
5. Passed the Proposal on the Approval of Investment and Authorization to Delegate the Management of the Company to Handle Matters with Regard to Self-use Real Estate Investment Plan for the First Half of 2011.
Voting result: 11 for, 0 against, with no abstention
6. Passed the Proposal in Relation to the Issue of Subordinated Term Debts of the Company.
After review and discussion, the Board has approved the proposal in relation to the issue of subordinated term debts with an aggregate amount of not exceeding RMB30 billion by the Company. The subordinated term debts shall be issued to qualified investors who meet the relevant regulatory requirements, with a term of no less than five years and by making reference to market interest rate. The proceeds of the subordinated term debts will be used to replenish the Company’s supplementary capital and raise the solvency ratio of the Company. The Board put forward to the shareholders’ general meeting to consider and approve the issue of subordinated term debts and to authorize the Board to delegate the management of the Company to handle matters in relation to the issue of subordinated term debts. The resolution to be sought in relation to the authorization for the issue of subordinated term debts will be valid for 12 months from the date of approval by the shareholders’ general meeting of the Company.
The issue of subordinated term debts is subject to (i) the approval of shareholders at the shareholders’ general meeting of the Company, and (ii) the approvals of China Insurance Regulatory Commission and other relevant governing authorities.
Voting result: 11 for, 0 against, with no abstention
7. Passed the Proposal on the Convening of the First Extraordinary General Meeting of 2011.
The Company’s first extraordinary general meeting of 2011 is proposed to be held on October 14, 2011 in Beijing. Please refer to the notice convening the first extraordinary general meeting of 2011 issued otherwise by the Company for more details.
Voting result: 11 for, 0 against, with no abstention
Board of Directors of China Life Insurance Company Limited
August 23, 2011